MEMORANDUM

TO:	Sonny Oh Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Insurance Legal
DATE:	February 28, 2023
SUBJECT:	Response to Comments for Initial Registration Statements filed on Form S-1 for File No. 333-268090 (Jackson Market Link Pro II); File No. 333-268101 (Jackson Market Link Pro Advisory II)

This memorandum is in response to the comments you provided via email on January 5, 2023 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum quotes each of the specific comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the following comments and responses apply to all registration statements referenced above. The Jackson Market Link Pro II prospectus is filed concurrently herewith, marked to show the changes discussed below, and will be provided electronically. Corresponding changes will be made to the Jackson Market Link Pro Advisory II prospectus as applicable. Excerpted pages of the Jackson Market Link Pro Advisory II prospectus marked to show changes applicable to the Advisory product only have been attached to this memorandum for reference. A pre-effective amendment to the Jackson Market Link Pro Advisory II registration statement will subsequently be filed in response to the comments.

    General

1.Please confirm that all missing information, including all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. If the registration statement will go effective 135 days after the end of the Company’s last fiscal year end, interim financial statements required by rule 3012 of Regulation S-X will need to be included.

Response: All missing information, including the appendices, financial statements, and all exhibits, will be filed in a pre-effective amendment to the registration statement. If the registration statement will go effective 135 days after the end of the Company’s last fiscal year end, interim financial statements will be included.

2.Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will by solely responsible for any benefits or features associated with the Contract.

Response: Jackson will be solely responsible for payment of Contract benefits. There are no guarantee or support agreements with third parties to support any of Jackson's obligations under the Contracts.

3.As noted below, this prospectus uses a number of defined terms, the need for some of which is unclear (e.g., using Adjusted Index Return separately from Index Adjustment and referring to a pro-rated Crediting Method in Appendix A as an “Accrued” Crediting Method). Please consider carefully the need for defined terms in order to avoid investor confusion and address plain English concerns.

Response: All defined terms will be reviewed. Please see the response below for any specific term that was noted.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

    Summary

4.In the first paragraph:

a.Please disclose up front and consistently through the rest of the prospectus that the Participation Rate is a component of the Cap Rate crediting method.

Response: We have revised for further clarity here and throughout the prospectuses, as appropriate.

b.Disclose upfront and consistently through the rest of the prospectus that the Performance Boost Cap Rate is a component of the Performance Boost crediting method.

Response: We have revised for further clarity here and throughout the prospectuses, as appropriate.

5.The third paragraph relates to what happens at the end of an Index Account Option Term. Please provide similar disclosure for what happens before the end of the Index Account Option Term, i.e., will apply prorated Index Adjustment Factors.

Response: We have made this revision.

6.The staff would generally expect the Indices to be broad based securities indexes. With respect to the MSCI KLD 400 Social Index (“Index”), please confirm supplementally whether: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; and (iii) the Index can be replicated by unaffiliated third parties.

In your response, please provide a link to a publicly available website describing each Index. We may have further comments after you provide this information.

Response: With respect to the MSCI KLD 400 Social Index (the “Index”), we confirm the following: (i) the Index and the methodology used to calculate the Index are publicly available; (ii) all components of the Index are actively traded; and (iii) the Index can be replicated by unaffiliated third parties.

Here is a link to the Index website: https://www.msci.com/our-solutions/indexes/kld-400-social-index.

7.Please note in the fifth paragraph that the investor must choose a Crediting Method before the start of a Term, which will apply for the duration of the Term.

Response: We have made this revision.

a.Please review the three bullet points that follow the fifth paragraph for plain English and consider ways to enhance readability, including sub-bullets.

Response: We have revised for further clarity.

b.In the first bullet point, if the Index Participation Rate can equal 100%, using the term only serves to create potential investor confusion. Therefore, please supplementally explain the purpose of the participation rate in this instance.

Response: It is correct that the Index Participation Rate is guaranteed never to be less than 100%, and, therefore, it can never reduce the Index Adjustment. However, when the Index Participation Rate is greater than 100% and the Index Return is less than the stated Cap Rate, it can increase the Index Adjustment. Accordingly, the Index Participation Rate is an inherent component of the Cap Crediting Method, and we cannot omit the input of an Index Participation Rate solely when it does not have an impact on the Index Adjustment. We have revised the bullet for further clarity.

c.In the second bullet point under the fifth paragraph and throughout the prospectus, please revise “flat” as “zero.”

Response: We have revise the prospectus, as requested.

d.In the third bullet point under the fifth paragraph, please highlight in bold the second sentence, starting with the phrase, “Any Index Adjustment....”
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

The third bullet also notes that the Performance Boost Rate “is equal to the Buffer percentage.” Please add that, because the Performance Boost Rate is equal to the Buffer, the Index Adjustment will always be positive so long as the Index Return is at or below the Buffer.

Response: We have revised consistent with the mechanics of the Performance Boost Rate, as requested, in addition to revisions made in response to comments (a) above. Please note: if Index Return is negative but equal to the Buffer, the Index Adjustment will be zero.

8.The last sentence of the first paragraph following the Index Account table refers to written notice advising you of how you may obtain the available rates for the next Index Account Option Term. Please disclose when those rates are made available. Also, indicate for new purchasers where all applicable rates are provided. In addition, please indicate by what point reallocation instructions must be provided, the acceptable means to provide those instructions, and the consequences of failing to have provided those instructions on a timely basis. Further, please note the consequences of failing to provide timely instructions as a risk in the Risk Factors section.

Response: We have clarified the disclosure to include each requested element, as well as reorganized and enhanced the Risk Factors.

9.With respect to the first sentence of the second paragraph following the Index Account table, please supplementally explain if the sentence means you are reserving the right not to offer an indexed options in the future. If so, we may have additional comments.

Response: Jackson is not reserving the right to not offer an indexed option in the future. There will always be Index Account Options available. The above referenced sentence is intended solely to put investors on notice that Index Account Options and their features may be changed over the life of the Contract.

10.The second paragraph of the Fixed Account subsection summarizes a fixed account option that can only be elected as part of the Performance Lock. For clarity, it should be integrated into the discussion of what the Performance Lock is.

Response: We have revised the prospectus, as requested.

11.The end of the first sentence in the “Intra-Term Performance Lock” paragraph refers to “certain Crediting Methods.” Please specify which ones or provide cross-reference for more information.

Please also address whether and how an investor will know the interim value at the time it chooses a Performance Lock.

Response: We have revised the noted sentence to clarify which Crediting Methods are available with Intra-Term Performance Lock. Additionally, we have revised to reflect how an investor can access his/her Interim Value.

a.In the second paragraph of “Intra-Term Performance Lock,” please revise “claims paying ability" as "creditworthiness and claims paying ability."

Response: We have revised the prospectus, as requested.

b.The term “Interim Value adjustment” appears in the third paragraph of “Intra- Term Performance Lock.” Please summarize what this adjustment is, why is it taken, and how it is calculated. In addition, please revise the last sentence of this paragraph to note that the Interim Value adjustment could be substantially adverse (as is noted in the “Access To Your Money” line entry in the following “Contract Overview” table), and highlight the sentence in bold.

Response: Please note that in response to Comment 13, we have now included a stand-alone “Interim Value Adjustment” section in the Summary that precedes the “Intra-Term Performance Lock” section. Accordingly, while we have bolded the requested sentence in this section, we have not repeated this additional Interim Value Adjustment disclosure but instead provided a reference to the new summary disclosure section.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

12.Given the nature of the “Contract Overview” chart, please revise the “Intra-Term Performance Lock” entry for brevity and comprehensibility.

Response: We have revised the prospectus, as requested.

13.The “Access to Your Money” entry notes that the Interim Value adjustment “may substantially reduce ... Index Account Option Value. The Summary, however, does not disclose that interim withdrawals reduce remaining balances on a proportional not a dollar for dollar basis, with the consequence that interim withdrawals taken when Index Return is negative will reduce the remaining balance on more than a dollar for dollar basis. Please revise the Summary to point this out in a separate section on interim withdrawals, and make corresponding changes elsewhere in the prospectus where the effect of an interim withdrawal is discussed.

Response: We have revised the Summary to include a new "Interim Value Adjustment" section.

14.In the Death Benefit row of the “Contract Overview” table beginning on page 3, please confirm the proportional reduction applies to the Fixed Account.

Response: We confirm that the proportional reduction applies to the Fixed Account.

15.In the Charges and Expenses section, please note that the Contract imposes adjustments to Interim Value and imposes caps that in effect can limit amounts credited to less than the amount of the Index Return to date. Also, note that in the case of withdrawal before the end of the Segment when the Index Return is negative, less protection is provided the earlier in the Segment the withdrawal occurs.

Response: We have added some enhanced disclosure related to the Interim Value Adjustment.

Risk Factors (page 6)

16.In the “Risk of Loss” paragraph, please explain that because of adjustments and charges that are imposed where amounts are withdrawn before either the end of a surrender charge period or the end of a segment, these withdrawals can result in a loss of principal even if index performance has been positive.

Response: There are no scenarios in which adjustments and charges imposed on amounts withdrawn mid-term or during a surrender charge period would result in the loss of contract value where index performance has been positive. As such, no revision has been made in response to this comment.

17.In the “Liquidity” paragraph, please clarify that “withdrawals” in the second sentence refers to withdrawals taken during or before the end of the Index Account Option Term.

Separately, please note in the cover page and in the “Loss of Contract Value” subsection in the Risk Factors the statement in this paragraph that Interim Value adjustments can result in a loss of Contract Value even if the Index Return has been positive.

Response: There are no scenarios in which adjustments and charges imposed on amounts withdrawn mid-term would result in the loss of contract value where index performance has been positive. This original disclosure appears to have been included in error. As such, we have removed from this Liquidity risk factor and decline to add elsewhere.

18.In “Limits on Investment Return,” add bold disclosure that rates for each Crediting Method apply to the Term, are not annual rates, and would be lower on an annual basis for Terms longer than 1 year. Please also note that caps and triggers change from term to term and the investor faces the risk that the new caps and triggers announced at the start of each term may be unacceptable, forcing the investor to reallocate invested amounts elsewhere.

Response: We have revised the prospectus, as requested.

19.In “Buffers and Floors,” please note the risk that investors will not get the full benefit of a buffer upon an interim withdrawal since the buffer is pro-rated over the course of a Term.

Response: We have revised the prospectus, as requested.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

20.In “Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms”:

a.Please disclose whether applicable Index Adjustment Factors will be prorated or not for calculations when an Index is replaced during an Index Account Option Term.

Please also provide an example.

Response: When an Index is replaced during an Index Account Option Term, there will be no Interim Value Adjustment applied. We have included a simple example, as requested. We have revised the prospectus, as requested.

b.Please also warn investors that the returns investors had anticipated may not be available in those circumstances and in any other circumstances where discretion to discontinue the Index in the middle of a Segment Term is reserved.

Response: We have revised the prospectus, as requested.

c.Please clarify what rates are being referred to in the last sentence of the second paragraph, e.g., the 5-50% discussed in the first two bullet points under "Protection Options" beginning at bottom of page 1.

Moreover, revise the disclosure to refer to the guaranteed minimum and maximum for both types of rates.

Response: We have revised the prospectus, as requested.

d.With respect to the third paragraph, warn investors that they may find the choices of new Segments with the different Crediting Methods, floors or buffers unacceptable.

Response: We have revised the prospectus, as requested.

    Glossary (page 10)

21.Notwithstanding this glossary, please consider revising the prospectus so that defined terms are also defined in the body of the prospectus on first use (e.g., the use of the phrase, “Index Account Option Term Anniversary”) to aid in readability.

Response: We have revised the prospectus, as appropriate, to add definitions at the first use of certain terms.

22.The definition of “Adjusted Index Return” refers only to calculations at the end of the Term, but the term is also used in the prospectus with respect to calculations before the end of the Term. Please revise this definition accordingly.

Response: We have revised the prospectus, as requested.

23.Please add in the business hours in “Business Day."

Response: We have revised the prospectus, as requested.

24.The definition of Fixed Account Minimum Value refers to a minimum value that incorporates the 87.5% of allocated amounts description that is part of standard nonforfeiture law. The Fixed Account, however, does not appear to be subject to a market value adjustment for early withdrawals. Please clarify supplementally the purpose of a Fixed Account Minimum Value.

Response: The Fixed Account on the advisory product is subject to MVA for early withdrawals. The purpose of the Fixed Account Minimum Value is to establish minimum values for the fixed account as required by minimum nonforfeiture requirements as described in the NAIC Standard Nonforfeiture Law for Individual Deferred Annuities, model #805. On the non-advisory product, the definition of Fixed Account Minimum Value is included for consistency across products.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

25.The definition of Floor notes it is possible to incur a loss in excess of the stated Floor percentage in the case of an interim withdrawal. Please summarize briefly the reason for this (e.g., the pro-rata effect of a withdrawal in the case of a down market) and ensure that this risk is included in the Risk Factors.

Response: The parenthetical identified in this comment was included in error. The Floors on this product are not prorated, and as such, this disclosure as has been removed from the definition.

26.Revise definition of “Interim Value” as it relates to the Index Account Option Value at beginning of Term.

In other words, define Interim Value based on Index Account Option Value at the beginning of a Term. Then separately explain how Index Account Option Value at the beginning of a Term will be adjusted based on withdrawals taken during the course of and before the end of a Term, For example, refer to the three bullet points on page 16.

Response: We have further enhanced the prospectus disclosure to indicate the role of the Index Account Option Value at the beginning of the term.

27.The definition of “Index Adjustment” states it is equal to the Adjusted Index Return. Please consider whether both phrases are needed in the prospectus. In addition, this definition states the Index Adjustment is “equal to the Adjusted Index Return, further adjusted [for proration].” For clarity, please revise this phrase to the effect that the Index Adjustment is equal to the Adjusted Index Return, which is a value that is further adjusted for proration. In addition, please clarify in the second sentence of “Index Adjustment” whether such adjustments can be positive, negative, or zero.

Response: The two terms are used in different contexts in the prospectus to assist investors in understanding different concepts (i.e. "Adjusted Index Return" is used when discussing Index Return and its relationship to the actual interest credited while "Index Adjustment" is used when discussing the change in value of your Index Account Option Value). Accordingly, both terms are needed. We have otherwise revised the prospectus for further clarity.

    State Variations (page 13)

28.The prospectus refers the reader to a “general list of state variations” in Appendix B. Please clarify supplementally whether these are a list of all or just material variations. If the former, please revise the appendix to clarify which are material variations and, if the latter, please revise this sentence accordingly.

Response: These are a list of material state variations. We have revised the prospectus, as requested.

    Contract Options (page 15)

29.In “Short Duration Fixed Account Option” on page 15, please note this is a short-term option used only until the end of the following Contract anniversary and only for amounts in an indexed option to which the investor has chosen to apply a Performance Lock.

Response: We have revised the prospectus, as requested.

30.In “Indexed Account” on page 15, the prospectus states that amounts allocated to the Index Account are credited with an Index Adjustment at the end of the Term. Please also note that Index Adjustment Factors are used to adjust the Interim Value in the Index Account for changes in the Index Return during the Term.

Response: We have revised the prospectus, as requested.

31.In “Interim Value” on page 17, please provide additional details as to how the prorated “Index Adjustments Factors” are calculated and applied.

Response: We have revised the prospectus, as requested.

    Additional Information about the Index Account Options (page 17)

32.In “Indexes,” please clarify whether any exchange rate adjustment is made to the MSCI EAFE Index and MSCI Emerging Markets Index.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: These indexes are calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. We have revised the prospectus to include this information.

33.In “Protection Options” on page 20, the prospectus refers the reader generally to Appendix A of how the Interim Value is calculated under various scenarios. Please revise the prospectus to include a reference to each example in the Appendix and ensure that the reference is accompanied by a brief summary of the scenario described by that example.

More generally, there appear to be terms and features described in the prospectus involving somewhat complex calculations for which no example is provided (e.g., the calculation of the Index Return when an Index has been replaced during the Term and pro-rata calculation of death benefit reductions for prior Contract Value withdrawals). Please revise the prospectus as appropriate to ensure that it provides one or more examples illustrating each of those terms and features.

Response: We have revised the prospectus, as requested.

34.In “Cap Crediting Method” on page 21, revise the third sentence of the third paragraph to apply to both Buffers and Floors.

Response: The Floor Protection Option is not available for Index Account Option Terms longer than one year with the Cap Crediting Method. As such, the existing disclosure is accurate and no change has been made.

    Transfers and Reallocations (page 28)

35.In “Automatic Reallocation of Fixed Account Value,” please note in the second paragraph that for the Fixed Account, requests must be received prior to or on the Contract Anniversary. Please also describes what happens if the same Crediting Method and Index is not available for reallocation or provide applicable cross-reference.

Response: We have now included the timing for all transfer requests. Respectfully, disclosure related to the unavailability of a crediting Method and/or Protection and/or Index was already included. We have reorganized the narrative for enhanced clarity on these points.

36.For the “Intra-Term Performance Lock,” please more fully explain this feature including how to elect, how lock-in takes place, what value is transferred to Short Duration Fixed Account Option and how calculated.

Response: We have revised the prospectus, as requested.

37.In “Automatic Rebalancing,” the explanation of the formula to determine the percentage that will be allocated to each eligible Contract Option through the rebalancing transaction is not clear. Please revise and/or provide an example to help clarify how it works.

Response: We have revised the prospectus, as requested.

    Withdrawal Charge (page 30)

38.In the third bullet point under “We will deduct a Withdrawal Charge on:” please clarify whether this means that a further Withdrawal Charge will be imposed on the Withdrawal Charge.

Response: This bullet is intended to identify the scenario where an owner requests a full surrender of all contract value. Because withdrawal charges are calculated based upon the gross amount withdrawn, the result is withdrawal charges being assessed against the total withdrawal value, which includes the portion of that full surrender that actually represents the withdrawal charges. We have revised the prospectus for further clarity.

39.On the same page, the second sentence of the paragraph following the last bullet point states “the Withdrawal Charge is based on Remaining Premium in the Contract immediately prior to the withdrawal.” Please clarify the meaning of this sentence, i.e., WD charge calculated based on Remaining Premium or deducted from Remaining Premium

Response: We have revised the prospectus, as requested.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

    Income Payments (page 33)

40.After Option 4, the prospectus says “No withdrawals are permitted during the income phase under an income option that is life contingent.” Therefore, briefly explain if an income option is not life contingent, that withdrawals are permitted and how determined.

Response: We have revised the prospectus, as requested.

41.Under “Distribution of Contracts” on page 40, briefly state the nature of the obligation of the underwriter(s) to take the securities. Per Item 8 of Form S-1 and Regulation S-K Item 508.

Response: We have revised the prospectus, as requested.

    Appendix A

42.Please include examples showing how changes in the value of the Index affect the amount of the remaining balance. Also, note in bold, next to the assumed index percentage change, what is the percentage change in the remaining balance because of applying that change as described in the example.

Response: We believe the examples cover the connection between change in index values and the resulting change Index Account Option Value, however we have expanded upon the existing examples to provide more clarity.

43.The Appendix refers to pro-rated Crediting Methods and Floors as “Accrued” Crediting Methods and Floors. Please consider simply referring to Crediting Methods and Floors without using another defined term for each since the context would already appear to be clear that the Crediting Method and Floor is being pro-rated.

Response: We have revised the prospectus, as requested.

44.The Appendix includes examples (14 through 19) which deal with features that are in effect at the end of a Term. Please revise how the Appendix is titled and organized to be clear what scenarios are being covered.

Response: We have revised the prospectus, as requested.

45.Please provide examples reflecting the impact of the Withdrawal Charge including the Free Withdrawal amount, and provide similar examples for the Advisory product with respect to the MVA and MVA Free Withdrawal amount.

Response: We have revised the prospectus, as requested.

46.Please precede each example to provide a more plain English narrative to explain clearly, what is taking place in the example, including incorporating more of the formulas disclosed in the table below and filling in the applicable values based on all hypothetical details and rates provided for each example.

Please also clarify that it is the Index Account Option Value at the beginning of the Term that is adjusted to reflect any Withdrawals during the Term and is then used to calculate subsequent Interim Values or the Index Account Option Value at the end of the Term.

Response: We have revised the prospectus, as requested.

47.Specific Example comments:

a.Example 1:

i.Comments on Example 1 and other examples should be applied to all other examples as appropriate.

ii.Provide all applicable details and rates at the beginning of each example.

iii.In the first bullet point, disclose how the Accrued Cap and Buffer Rates are calculated.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

iv.In the second bullet point and throughout, for clarity, consider replacing "minimum” with “lesser."

v.The fifth bullet point is confusing. Please delete the bullet point or clarify this would apply upon another subsequent calculation of Interim Value.

vi.Example 1 is similar to Example 3 except 1 has Buffer and 3 has Floor. However, the distinction appears to be without difference as neither example reflects negative Index Return.

Please consider providing another bullet point with negative performance to demonstrate different impacts.

Please revise Examples 5 and 7 for this comment.

b.Prospectus indicates that the Performance Boost Cap Rate should equal the Buffer Rate. In Example 9, please confirm hypothetical Performance Boost Cap Rate is accurate given that it is 6%, but the Buffer Rate is 10%.

c.Examples 11, 12, and 13 utilizes the same return parameters, respectively, as Examples 1, 3, and 9. For clarity, please consider having each of the former examples follow immediately after each of the latter examples, respectively, or in the alternative repeat those parameters.

Response: We have revised the prospectus, as requested. Please note, in response to (b) above, that it is the Performance Boost Rate and not the Performance Boost Cap Rate that is equal to the Buffer Rate. As such, we confirm that the example is accurate.

    Appendix B

48.Please delete the reference to the Market Value Adjustments in the Florida row.

Response: We have revised the prospectus, as requested.

49.The entry notes that Arizona imposes requirements on what Income Options are offered at the Income Date. Please ensure that the appendix notes not only that there are variations but that the appendix also notes the substance of what those variations are to the extent those variations are material.

Response: We have revised the prospectus, as requested.

    Part II

50.Please confirm all exhibits even if filed as part of the filing, and any documents incorporated by reference into the registration statement have been hyperlinked.

Response: We will confirm all appropriate hyperlinks have been included.

51.The powers of attorney refer to the file numbers for the prior Market Pro Link products. Please refile the powers of attorney so they refer to the two pending registration statements.

Response: We will update and refile the powers of attorney prior to the final pre-effective filing of the two pending registration statements.

    Comments on the Market Pro Link Advisory II

52.In the fourth paragraph of the cover page, please clarify the advisory fee is in addition to contract fees and expenses. Also, disclose the consequences if do not elect to pay your advisory fees via direct deductions under your rules, i.e., subject to federal and state income tax and a 10% federal penalty tax, and will still trigger a deduction in the death benefit. Please also briefly disclose whether the MVA will apply to the deduction of advisory fees.

Response: We have revised the prospectus, as requested. With respect, because no MVA applies to deductions of advisory fees, we have not added cover disclosure on this point as it is covered in detail elsewhere in the prospectus, and does not negatively impact contract owners.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

53.Withdrawal charges are not applicable to this Contract. Therefore, please delete the caption “Waiver of Withdrawal Charge” from the table of contents.

Response: This caption does not appear in the Table of Contents.

54.In the Glossary, please clarify that the Market Value Adjustment applies to such amounts that are in excess of the MVA Free Withdrawal amount.

Response: We have revised the prospectus, as requested.

55.In “Contract Options – Fixed Account Value” on page 20, when describing the calculation of Fixed Account Value, the deduction of advisory fees should be included as a transaction that will reduce Fixed Account Value.

Response: We have revised the prospectus, as requested.

56.In the Charges and Expenses entry in the “Contract Overview” chart, please note that market value adjustments will be applied to withdrawals taken in the first six years of the Contract.

Response: We have revised the prospectus, as requested.

57.The term “Adjusted Return” was properly revised as “Adjusted Index Return” in Scenario 1 of the Cap with Buffer example starting on page 20. Please be sure this revision is applied in this and all other ensuing examples in both filings.

Response: We have revised the prospectus, as requested.

58.In the sixth paragraph under “Access to Your Money” appearing on page 28, replace any references to “free withdrawal” with "MVA Free Withdrawal.”

a.Start the eighth paragraph with “When” instead of “If” and bold its last sentence.

b.In the ninth paragraph, explain how and when the fee will be deducted (e.g., pro- rata from each investment option on an annual basis).

c.In the next “Our Administrative Rules” paragraph, the term “Contract’s cash value” appears in the clause “an amount equal to an annual rate of 1.50% of your Contract’s cash value” (and on page 38). Please expand more on exactly what value this term represents.

d.Moreover, an example demonstrating the impact of advisory fee deductions on benefits should be provided for each such benefit that is impacted (e.g., Contract Value and death benefits including return of premium component). The examples could demonstrate the impact of advisory fee deductions over time on Contract Value and the contract value death benefit.

Response: We have revised the prospectus, as requested.

59.In “Market Value Adjustment” on page 29, provide an example for the operation of the MVA described in the third paragraph.

Response: We have revised the prospectus, as requested.

60.In the fourth paragraph of “Market Value Adjustment” on page 29, the prospectus states that there is no MVA for income options spread over at least five years if the Income Date is after six completed Contract Years. Please reconcile this statement with the statement in the prospectus that the MVA does not apply after six completed Contract Years.

Response: We have revised the prospectus, as requested.

61.For more complete disclosure, in the first paragraph under “Income Payments” on page 32, please specify under what circumstances amounts applied to income options from Index Account Options will be subject to an MVA.

Response: We have revised the prospectus, as requested.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

62.“Constructive Withdrawals - Investment Adviser Fees” beginning on page 37 is the first time that the prospectus discusses the 2019 private letter ruling from the Internal Revenue Service recognizing the Company’s ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as non- taxable withdrawals from the Contracts. Please disclose this earlier in the prospectus where you can cross-reference back to this section for more details.

In addition, in the last paragraph, explain that even if the insurer does not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals.

Response: We have revised the prospectus, as requested.

63.Please note the typo in the row for Indiana in Appendix B

Response: We have revised the prospectus, as requested.

Please contact me at (517) 331-4262 if you have any questions or require additional information.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® ADVISORY II SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is ________, 2023. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Options that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describe the availability and any restrictions on the Crediting Methods and Protection Options. The Contracts are sold by broker-dealers who are also registered as, affiliated with, or in a contractual relationship with a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee. We offer other registered index-linked annuity products with different product features, benefits and charges. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, these deductions will reduce Contract Value and may reduce your basic death benefit. The deduction of advisory fees is subject to Interim Value adjustments, and as a result, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. Please note: if you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic death benefit being reduced, the withdrawal will be subject to Market Value Adjustments any applicable taxes and tax penalties. The Jackson Market Link Pro Advisory II Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. Jackson is located at 1 Corporate Way, Lansing Michigan, 48951. The telephone number is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 6 for more information.

Income Options You can choose to begin taking income from your Contract at any time, but all of the Contract Value must be annuitized. Market Value Adjustments will apply if you begin taking income in the first six years, and we will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options: - Life Income - Joint Life and Survivor Income - Life Income with Guaranteed Payments for 10 Years or 20 Years - Life Income for a Specified Period Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options" on page 30. Charges and Expenses You will bear the following charges and expenses: - Market Value Adjustments;, and - Premium and Other Taxes. Additionally, if you take a withdrawal (including Required Minimum Distributions, income payments, death benefit payments, Free Looks and Intra-Term Performance Locks), we will calculate an Interim Value Adjustment. Free Look Provision You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return either your Premium Payment or Contract Value, depending on your state, and we will not deduct any fees or charges. Free Looks are subject to Interim Value adjustments. 5

Issue Date - the date your Contract is issued. Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. Market Value Adjustment ("MVA") - a positive or negative adjustment we may apply to amounts you withdraw or annuitize during the first six years of the Contract that are in excess of the MVA Free Withdrawal amount.. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method. Performance Boost Rate ("PBR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate. Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. The maximum Premium payment you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time. Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium before withdrawals are adjusted for any applicable Market Value Adjustment. Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment, adjusted for any applicable Market Value Adjustment. 12

THE ANNUITY CONTRACT Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index- linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Your Premium and Contract Value may be allocated to: • the Fixed Account, in which amounts earn a declared rate of interest for a certain period, • the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a positive or negative Index Adjustment based upon the performance of a specified Index. Your Contract, like all deferred annuity contracts, has two phases: • the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and • the income phase, when we make income payments to you. As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a general list of state variations, please refer to Appendix B. Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. Only two joint Owners are allowed per Contract. Any reference to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner. Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Customer Care Center. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner. Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change. Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Customer Care Center. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you 13

Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and/or spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on availability requirements, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 26. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Market Value Adjustment on such withdrawals; (4) less any amounts transferred out of the Fixed Account, (5) less any advisory fee deductions taken from the Fixed Account. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals after being reduced for any applicable taxes, or (b) zero. Any portion of a Market Value Adjustment that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate. The minimum non- forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract. In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates apply to the Short Duration Fixed Account Option. Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account (adjusted for withdrawals) are credited with an Index Adjustment subject to any applicable prorated Index Adjustment Factors. Your selections from available options make 15

Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 22%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%. Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 6.60%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6.60%. Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. Cap with Floor. When you elect the Cap Crediting Method with Floor Protection Option, you are exposed to loss up to a certain point, but Jackson will protect you from any loss beyond that point. Any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap, and Floor work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 100%: Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%. Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6%. 21

Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with Required Minimum Distributions or the Automatic Withdrawal Program. . WhenIf you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as an MVA Ffree Wwithdrawal in any Contract Year. Automatic withdrawals in excess of the MVA Ffree Wwithdrawal amount may be subject to a Market Value Adjustment, the same as any other partial withdrawal. For more information about the MVA Ffree Wwithdrawal amount, please see "MVA Free Withdrawal" in the section titled "Market Value Adjustment" on page 29. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. Unless you specify otherwise, withdrawals will be taken from all Contract Options based upon the proportion that their respective value bears to the Contract Value. Any applicable MVA will be applied at the time of the withdrawal, and will be applied proportionally to each Index Account Option from which the withdrawal was taken. If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by following our administrative rules for direct deduction of advisory fees from Contract Value (see below). There are conditions and limitations, so please contact our Customer Care Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will trigger an Interim Value adjustment for any Index Account Options. You are strongly encouraged to discuss the impact of deducting advisory fees directly from your Contract Value with your financial professional before making any elections. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. These administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) pursuant to the terms of the Private Letter Ruling, we will not report them as taxable distributions under your Contracts; and (ii) any such deduction will not trigger a reduction in the return of premium benefit base of the basic death benefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic death benefit). For more information on the Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 35. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. For an example illustrating the impact of advisory fee deductions on your Contract Value, please see Appendix A, Example 20. Our Administrative Rules. In order to have advisory fees directly deducted from your Contract Value, you must submit written authorization on a form provided by us, authorizing us to accept and execute instructions from your third party financial professional to make withdrawals from your Contract to pay the advisory fees pursuant to a written agreement between you and your third party financial professional. Advisory fee withdrawals are processed as net withdrawals, pro-rata from the Contract Options in which you are currently allocated. Requests for withdrawal of advisory fees will be processed on the Business Day in which they are received by us in Good Order. Advisory fees generally may not exceed an amount equal to an annual rate of 1.50% of your Contract’s Withdrawal Valuecash value, which is the amount you could receive upon total withdrawal after all fees and adjustments have been assessed. Please note: if your Contract has a return of premium element in the basic death benefit (applicable for Owners age 80 and younger on the date the Contract was issued), advisory fee deductions are capped at a lower annual rate than under our standard administrative rules, and will not be permitted to exceed an annual amount equal to an annual rate of 1.25% of Contract Value. 28

You may terminate authorization for the direct deduction of advisory fees at any time by providing us with written notice of such termination. If you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic death benefit being reduced, the withdrawal will be subject to Market Value Adjustments any applicable taxes and tax penalties. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 33. MARKET VALUE ADJUSTMENT A Market Value Adjustment ("MVA") may apply to amounts withdrawn or annuitized from the Contract during the first six Contract Years. The Market Value Adjustment reflects changes in the level of interest rates since the beginning of the applicable Fixed Account term or Index Account Option Term. In order to determine whether there will be a Market Value Adjustment, we first compare the MVA reference rate on the Issue Date to the MVA reference rate on the date you are removing Contract Value. The MVA reference rate is Bloomberg U.S. Intermediate Corporate Bond Index Yield to Maturity, expressed as a percentage. If the MVA reference rate is not published for a particular day, the MVA reference rate as of the prior business day will be used. If the MVA reference rate at the time of your withdrawal (or Income Date if income payments begin during the six Contract Year) is higher than the MVA reference rate on your Issue Date, a downward adjustment to the amount withdrawn may apply, which would reduce the amount paid or taken as income. If the MVA reference rate at the time of withdrawal is lower than the MVA reference rate declared on your Issue Date, an upward adjustment to the amount withdrawn may apply, which would increase the amount paid or taken as income. There will be no Market Value Adjustment if the two rates are the same. A Market Value Adjustment will not otherwise affect the values under your Contract. For an illustration of how an MVA impacts your withdrawals and contract values, see Appendix A, Example 21. There is no Market Value Adjustment on: death benefit payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; if the Income Date is after the six completed Contract Years; amounts withdrawn for Contract charges; amounts removed from any Index Account Option on the Latest Income Date, transfers among Contract Options, withdrawals taken pursuant to the Free Look provision of your contract, withdrawals taken under the MVA Free Withdrawal provision, withdrawals taken to satisfy a required minimum distribution ("RMD"), amounts you withdrawal after the first six Contract Years, earnings, and direct deductions of advisory fees made pursuant to our administrative rules. For purposes of determining the MVA, the Contract Value is divided into earnings and Remaining Premium. Earnings are not subject to an MVA. For the sole purpose of determining the amount of the MVA, earnings are defined as any excess of the Contract Value over Remaining Premium. Withdrawals will be allocated first to earnings (which may be withdrawn free of any MVA), if any, and second to Remaining Premium. Any portion of the MVA that would reduce the Fixed Account below the Fixed Account Minimum Value will be waived. Please note: in certain states we do not apply an MVA on any transaction. For more information including a list of states in which we do not apply an MVA, see "Appendix B: State Variations". MVA Free Withdrawal. During each of the first six Contract Years, certain partial withdrawals from the Contract will not incur a Market Value Adjustment. The amount of the MVA Free Withdrawal is 10% of the Remaining Premium during each Contract Year that would otherwise incur a Market Value Adjustment, minus earnings. The MVA Free Withdrawal may be taken once or through multiple withdrawals throughout the Contract Year. Any amount withdrawn to satisfy a required minimum distribution reduces the amount of available MVA Free Withdrawal. No MVA Free Withdrawal may exceed the Withdrawal Value. Withdrawals during any contract year in excess of the MVA Free Withdrawal may be subject to any applicable MVA. The direct deduction of advisory fees pursuant to our administrative rules will not reduce the MVA Free Withdrawal amount. INCOME PAYMENTS 29

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment and may be subject to a Market Value Adjustment. Income Options that are not life contingent or Income Options that do not result in payments that spread over at least 5 years are subject to a Market Value Adjustment. The income options are described below. If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such date allowed by Jackson on a non-discriminatory basis or required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date. You must give us written notice at least seven days before the scheduled Income Date. Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) or the calendar year in which you retire. You do not necessarily have to begin taking income payments from your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death. On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20 and state law permits, we may set the frequency of payments so that the first payment would be at least $20. If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments. Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states. Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary. Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Additional Options - We may make other income options available. No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a 30 single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option. 31

• The fees are paid directly from the annuity contract to the registered investment adviser; • The fees do not exceed an amount equal to an annual rate of 1.50% of the contract’s cash value When these requirements are met, we will not treat such a deduction of fees as a taxable distribution. In order to prevent negative tax consequences, these deductions are only permitted if the above requirements are met. Any withdrawals taken by a contract owner in scenarios that do not conform to the above requirements will be treated as any other partial withdrawal from the contract, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please note that even if we do not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals. 36

APPENDIX A: CALCULATION EXAMPLES OF INTERIM VALUE ADJUSTMENTS UPON WITHDRAWALS, PERFORMANCE LOCK TRANSFERS, AND AUTOMATIC REBALANCING The Contract currently offers five interest Crediting Method/Protection Option combinations for crediting Index Adjustments to the Index Account Options: Cap with Buffer, Cap with Floor, Performance Trigger with Buffer, Performance Trigger with Floor, and Performance Boost with Buffer. We calculate the Interim Value on each day of the Index Account Option Term. The Interim Value is the amount that is available to be withdrawn or for an Intra-Term Performance Lock from your Index Account Option on any given day. The Interim Value calculation depends, in part, on the Crediting Method and Protection Option you elect. In calculating the Interim Value, we use the Index Value on two dates, which helps us determine the Index Adjustment, positive or negative, to be credited to your Index Account Option Value each day: the Index Value on the first day of the Term and the Index Value on each day we calculate your Interim Value. To determine the Index Adjustment, we then determine the net change in Index Value and express it as a percentage. This result is called the Index Return. If the Index Return is positive or zero on the Cap and Performance Trigger Crediting Methods, or if the Index Return is positive, zero, or negative but within the elected Buffer on the Performance Boost Crediting Method, we apply the prorated Crediting Method rate (referred to in these examples as an "Accrued" Crediting Method). For the Cap Crediting Method, the positive Index Return is multiplied by the Index Participation Rate before the application of the prorated Cap Rate. If the Index Return is negative on the Cap and Performance Trigger Crediting Methods, or if the Index Return is negative in excess of the elected Buffer on the Performance Boost Crediting Method, we adjust the return to reflect the prorated Protection Option (referred to in these examples as an "Accrued" Protection Option rate). The Accrued Floor rate is not prorated and will be equal to the term-length Floor. The Adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from your Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to get the current Index Account Option Value. It should be noted that unless otherwise indicated, Mraket Value Adjustments are not included in the examples for simplicity and the total Withdrawal Value at any point is equal to the Pre-Withdrawal Interim Value, Intra-Term Performance Lock Interim Value, or the Total Withdrawal Value in the tabular representation of examples 1-13. An End-Term Performance Lock, an optional contract feature demonstrated in examples 14-15, allows for the automatic reallocation of positive Index Adjustments to the 1-year Fixed Account Option at Index Account Option Term Anniversaries. Automatic rebalancing, an optional contract feature demonstrated in examples 16-19, allows for the automatic reallocation of Contract Options at Contract Anniversaries to set allocation percentages. Advisory Fee Withdrawals are demonstrated in example 20. Market Value Adjustments and the MVA Free Withdrawal are demonstrated in example 21. Interim Value Adjustment Upon Withdrawals and Index Crediting Examples Example 1: This example demonstrates the impact on contract values of taking a single partial withdrawal when thehalfway through the Term using a Cap crediting method is electedRate with the Buffer protection option. The withdrawal occurs halfway through the term when the index return is positive and higher than the prorated Cap Rate. Contract values are also quoted at the beginning of the term and end of the term where the index return is positive and higher than the Cap Rate. • If your starting Premium is $100,000 and you are 100% allocated to a Cap with Buffer Index Account Option with an 8% Cap Rate, 100% Index Participation Rate ("IPR"), and 10% Buffer, then halfway through your Term you would have accrued half of your Cap Rate (0.5 * 8% = 4%) and half of your Buffer (0.5 * 10% = 5.00%) since your Cap Rate and Buffer are prorated based on the amount of time elapsed during the crediting term.. • If the Index is up 5% your Interim Value at that time would be credited with the lesserminimum of the proratedAccrued Cap Rate (4%) and Index Return multiplied by the Index Participation Rate (5% * 100% = 5%) ($100,000 * 4% + $100,000 = $104,000). This would be the amount available for a full withdrawal from the Indexed Account at that time. • If you take a partial withdrawal of $5,000, your Index Account Option Value will be reduced by the proportion of your partial withdrawal to the Interim Value ($5,000/$104,000 = 4.81%). • Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 4.81% * $100,000 = $95.192.31). This adjusted Index Account Option Value is used to calculate the subsequent Interim Values and to calculate the end of term Index Account Option Value. A-1

- After the partial withdrawal, your Index Account Option Value~~You~~ would then have a recalculated~~an~~ Index Adjustment credited to obtain the current remaining total Withdrawal Value ($95,192.31 * 4% + $95,192.31 = $99,000) ~~after the partial withdrawal~~.
- Carrying this example forward to the end of the Term, assume the Index is up 10%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index Return is positive, the Index Adjustment credited would be the lesser~~minimum~~ of the Cap Rate and Index growth multiplied by the Index Participation Rate ($95,192.31 + 8% * $95,192.31 = $102,807.69) to find the final total Withdrawal Value.

Tabular Representation of Example 1 (1-year Term)			
Month [A]	0	6	12
Year to Date Index Change [B]	0.00%	5.00%	10.00%
Index Participation Rate [C]	100.0%	100.0%	100.0%
Cap Rate [D]	8%	8%	8%
~~Accrued~~Prorated Cap Rate [E] = [D] x [A] / 12	0.00%	4.00%	8.00%
Buffer [F]	10.00%	10.00%	10.00%
~~Accrued~~Prorated Buffer [G] = [F] x [A] / 12	0.00%	5.00%	10.00%
Index Adjustment [H] = min([G] + [B], 0%) if [B] < 0% [H] = min([E], [B] x [C]) otherwise	0.00%	4.00%	8.00%
Pre-Withdrawal Index Account Option Value [I]	$100,000.00	$100,000.00	$95,192.31
Pre-Withdrawal Interim Value [J] = (1+[H]) x [I]	$100,000.00	$104,000.00	$102,807.69
Withdrawals [K]	$0.00	$5,000.00	$0.00
Interim Value reduced by withdrawal (%) [L] = [K] / [J]	0.00%	4.81%	0.00%
Index Account Option Value [M] = [I] x (1-[L])	$100,000.00	$95,192.31	$95,192.31
Total Withdrawal Value [N] = [M] x (1+[H])	$100,000.00	$99,000.00	$102,807.69

A-2

Advisory Fee Withdrawal Examples Example 20: This example demonstrates the impact of advisory fee withdrawals on contract values. • For this example, assume you have an initial Premium of $100,000 and your Maximum Annual Advisory Fee Withdrawal Percentage is 1.25%. • After 6 months, your Contract Value is 99,000, your death benefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,000: ◦ The Advisory Fee Withdrawal Percentage is 1.01% ($1,000 / $99,000 = 1.01%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.01% since this is the first Advisory Fee Withdrawal in the Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $98,000 ($99,000 - $1,000 = $98,000). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($98,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000). • At month 9, three quarters of the way through your first Contract Year, your Contract Value is $95,000, your death benefit is $100,000, which is the greater of your current Contract Value ($95,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $200 ◦ The Advisory Fee Withdrawal Percentage is 0.21% ($200 / $95,000 = 0.21%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.22% (1.01% + 0.21% = 1.22%) since this is the second Advisory Fee Withdrawal in the Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $94,800 ($95,000 - $200 = $94,800). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($94,800) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000). • You do not perform any more transactions until month 18, which is halfway through your second Contract Year. At this time your Contract Value is $101,000, your death benefit is $101,000, which is the greater of your current Contract Value ($101,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,250: ◦ The Advisory Fee Withdrawal Percentage is 1.24% ($1,250 / $101,000 = 1.24%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.24% since this is the first Advisory Fee Withdrawal in the Contract Year. The Total Advisory Fee Withdrawal Percentage resets to zero at the beginning of each Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $99,750 ($101,000 - $1,250 = $99,750). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($99,750) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000) A-30

Market Value Adjustment Withdrawal Examples Example 21: This example demonstrates the impact of market value adjustments on withdrawal and contract values. • For this example, assume you have an initial Premium of $100,000, the MVA reference rate on the Issue Date is 3.00%, and your MVA Free Withdrawal Percentage is 10%. • Your MVA Free Withdrawal amount is calculated as 10% of Remaining Premium during each Contract Year that would otherwise incur MVA minus earnings. • One quarter of the way through your first Contract Year your Contract Value is 100,000, the MVA reference rate is 3.25%, and you elect to take a withdrawal of $10,000: ◦ Your Contract Value ($100,000) equals your Remaining Premium ($100,000) so your earnings are $0. ◦ Your MVA Free Withdrawal amount is $10,000 ((10% * $100,000) - $0 = $10,000).. ◦ Since the withdrawal amount is less than or equal to the MVA Free Withdrawal amount, no MVA is applied to the withdrawal. ◦ Your net amount received for the withdrawal is $10,000, which is equal to the requested withdrawal amount plus the MVA ($10,000 + $0 = $10,000). ◦ Your Contract Value becomes $90,000 ($100,000 - $10,000 = $90,000). ◦ Your Remaining Premium becomes $90,000 ($100,000 - $10,000 = $90,000). ◦ Your earnings remain $0. ◦ Your remaining MVA Free Withdrawal amount for the Contract Year is $0 ($10,000 - $10,000 = $0). • Halfway through your first Contract Year your Contract Value is 94,000, the MVA reference rate is 3.25%, there are 66 full months remaining in the MVA Period, and you elect to take a withdrawal of $10,000: ◦ Your earnings are $4,000 since your Contract Value exceeds your Remaining Premium, which is equal to your Contract Value minus your Remaining Premium ($94,000 - $90,000 = $4,000). Earnings are withdrawn before Remaining Premium and are free of MVA. ◦ Your MVA Free Withdrawal amount is $0 as you already took your entire MVA Free Withdrawal amount this Contract Year. ◦ The amount of the withdrawal subject to MVA is $6,000, which is equal to the requested withdrawal amount minus earnings minus the MVA Free Withdrawal amount ($10,000 - $4,000 - $0 = $6,000). ◦ The MVA reference rate at the time of the withdrawal (3.25%) is greater than the MVA reference rate on the Issue Date (3.00%), so a downward adjustment will be applied to the amount requested as a result of the MVA. The MVA adjustment amount for this withdrawal is -$79.47. ◦ Your net amount received for the withdrawal is $9,920.53, which is equal to the requested withdrawal amount plus the MVA ($10,000 + -$79.47 = $9,920.53). ◦ Your Contract Value becomes $84,000 ($94,000 - $10,000 = $84,000). ◦ Your Remaining Premium becomes $84,000 ($90,000 - $6,000 = $84,000). ◦ Your earnings are fully withdrawn and are now $0. ◦ Your remaining MVA Free Withdrawal amount for the Contract Year remains $0. • Three-quarters of the way through your first Contract Year your Contract Value is 80,000, the MVA reference rate is 2.50%, there are 63 full months remaining in the MVA Period, and you elect to take a withdrawal of $10,000: ◦ Your earnings are $0 since your Contract Value ($80,000) is less than your Remaining Premium ($84,000). ◦ Your MVA Free Withdrawal amount is $0 as you already took your entire MVA Free Withdrawal amount this Contract Year. ◦ The amount of the withdrawal subject to MVA is $10,000, which is equal to the requested withdrawal amount minus earnings minus the MVA Free Withdrawal amount ($10,000 - $0 - $0 = $10,000). ◦ The MVA reference rate at the time of the withdrawal (2.50%) is less than the MVA reference rate on the Issue Date (3.00%), so an upward adjustment will be applied to the amount requested as a result of the MVA. The MVA adjustment amount for this withdrawal is $258.77. A-31

◦ Your net amount received for the withdrawal is $10,258.77, which is equal to the requested withdrawal amount plus the MVA ($10,000 + $258.77 = $10,258.77). ◦ Your Contract Value becomes $70,000 ($80,000 - $10,000 = $70,000). ◦ Your Remaining Premium becomes $74,000 ($84,000 - $10,000 = $74,000). ◦ Your earnings remain $0. ◦ Your remaining MVA Free Withdrawal amount for the Contract Year remains $0. A-32

APPENDIX B: STATE VARIATIONS [TO BE UPDATED BY AMENDMENT] Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract. Arizona Specific periods and notification requirements for Deferral of Payments, as well as what Income Options are offered at the Income Date. California State-specific requirement that seniors have the option to invest in the Fixed Account during the Free Look period if Return of Premium Free Look is elected on the application. If the Return of Premium Free Look is elected by a senior applicant, the initial Index Account Option Term is shortened by 35 days. Connecticut No restrictions on Fixed Account allocations. Florida No Market Value Adjustments assessed upon annuitization, even if annuitized in the first Contract Year. No restrictions on Fixed Account allocations or transfers. Illinois Contract issued as a unisex contract with associated unisex values and language. No Market Value Adjustments assessed on any transactions. Indiana Description of Contract revised to Individual Single Premium Deferred Registered Variable Index-Linked Annuity. This is a change in name only and does not alter anany of the Contract mechanics. Louisiana Pre-selected Death Benefit option is not available per state regulation. Beneficiary is always able to choose the death benefit option. Maryland Beneficiary's Entitlement to Death Benefit Before Income Date section of Contract revised to indicate beneficiary's death prior to or simultaneous to the Owner's death makes them ineligible to receive the death benefit. The Separate Account provision of the Contract was revised to add the following statement: "[t]he investments held in the Separate Account and liabilities chargeable against it are clearly identifiable and distinguishable from the other investments and liabilities of the Company." Massachusetts Contract issued as a unisex contract with associated unisex values and language. Montana Added settlement of death proceeds language to the Contract which includes state-specific treatment. New Jersey At the request of the Department of Insurance, revised the brief description of the contracts to "Individual Single Premium Deferred Registered Variable Index-Linked Annuity." This is a change in name only. The mechanics of the contract are unaffected by this change. The Fixed Account Minimum Value Percentage is 90%. Renewal Notice will include the current interest rate for the Fixed Account and Index Adjustment Factors for the Index Account. The Separate Account provision of the Contract was revised to add the following statement: "[t]he investments held in the Separate Account and liabilities chargeable against it are clearly identifiable and distinguishable from the other investments and liabilities of the Company." North Dakota Added settlement of death proceeds language to the Contract which includes state-specific treatment. Ohio State-specific fraud disclosure language replaced standard fraud disclosure in the Contract. Oklahoma Added state-specific language to the Contract regarding misstatements of age or sex. Rhode Island Fraud exception removed from Entire Contract and Incontestability provisions of the Contract. Discretionary language removed from the Index Account, Fixed Account, and Transfer provisions of the Contract. Texas Requires 31 day advance notice of Fixed Account unavailability or restrictions. Utah No Market Value Adjustments assessed on any transactions. Virginia Proof of Age, Sex or Survival provision in the Contract revised to remove references to "sex." Washington No Market Value Adjustments assessed on any transactions. Wyoming Added settlement of death proceeds language to the Contract which includes state-specific treatment. STATE VARIATION OR AVAILABILITY B-1